UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

____TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number(s): 333-110395, 333-75468, 333-90540 and 333-146565

AUTOMATIC DATA PROCESSING, INC.
   RETIREMENT AND SAVINGS PLAN
(Full title of the plan and the address of the plan, if
different from that of the issuer named below)

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068
(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive office)

Notices and communications from the Securities and Exchange Commission
Relative to this report should be forwarded to:

Michael A. Bonarti
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
TABLE OF CONTENTS

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2013	3

Notes to Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013	4

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4a- Schedule of Delinquent Participant Contributions - Year Ended December 31, 2013	14

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) As of December 31, 2013	15

SIGNATURE	32

Exhibit 23 Consent of Independent Registered Public Accounting Firm	33

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Automatic Data Processing, Inc.
Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions for the year ended December 31, 2013 and schedule of assets (held at end of year) as of December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
June 23, 2014

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS

CASH	$ 157	$ 1,503
INVESTMENTS (Notes 3 and 4):
Participant directed investments, at fair value	3,456,732,023	2,732,406,153

RECEIVABLES:
Notes receivable from participants	86,740,438	78,072,952
Interest and dividends receivable	4,748,961	4,347,789
Broker receivable for securities sold	2,605,196	2,514,316
Participant contributions receivable	1,053,719	1,008,457
Employer contribution receivable	434,889	425,248

TOTAL RECEIVABLES	95,583,203	86,368,762

TOTAL ASSETS	3,552,315,383	2,818,776,418

LIABILITIES

Broker payable for securities purchased	5,052,615	16,283,216
Accrued expenses	1,973,252	2,458,501

TOTAL LIABILITIES	7,025,867	18,741,717

NET ASSETS AVAILABLE FOR BENEFITS	$ 3,545,289,516	$ 2,800,034,701

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013	2013

Contributions:
Participant	$ 213,580,155
Employer	77,611,420
Total contributions	291,191,575

Investment income:
Net appreciation in fair value of investments (Note 3)	616,990,569
Dividend income	29,122,634
Interest income	1,026,228
Total investment income	647,139,431
Interest income on notes receivable from participants	3,424,932

Benefits paid to participants	(186,761,045)
Administrative and general expenses	(9,740,078)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	745,254,815

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,800,034,701

End of year	$3,545,289,516

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012
AND FOR THE YEAR ENDED December 31, 2013

1.	DESCRIPTION OF PLAN
The following description of the Automatic Data Processing, Inc. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is administered by a three-member committee (the “Plan Administrator”) appointed by the Board of Directors of Automatic Data Processing, Inc. (“ADP”, the “Company” or the “Plan Sponsor”). JPMorgan Chase Bank, N.A. (“JPMorgan”) serves as custodian of the Plan.
General-The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions-
Participant Contributions-As defined in the Plan document, participating employees who are deemed non-highly compensated (employees earning less than $115,000 in 2012), can contribute up to 35% (50% beginning January 1, 2013) of their compensation, subject to the maximum deferral limits under the Internal Revenue Code (“IRC”) (and certain special limits for Puerto Rico residents participating in the Plan). Participating employees earning more than these amounts (“Highly Compensated Employees”) can only contribute up to the amount determined by the Plan Administrator annually (10% of their compensation prior to January 1, 2013 and 12% thereafter). Participants who have attained age 50 before the close of the Plan year are eligible to make additional contributions (“Catch-Up Contributions”) up to the amount of $5,500 for 2013. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Unless employees elect otherwise, they are automatically enrolled as participants in the Plan after sixty days of employment at a deferral rate of 3% of compensation.  These contributions will be invested in the JPMorgan SmartRetirement Fund that corresponds to their estimated retirement date. Effective January 1, 2013, certain employees who were hired before January 1, 2007 and were not contributing to the Plan as of October 31, 2012, were automatically enrolled as participants in the Plan at a deferral rate of 1% of compensation. These contributions will also be invested in the JPMorgan SmartRetirement Fund that corresponds to their estimated retirement date. Effective January 1, 2014, certain participants who were contributing between 1% and 5% of their compensation to the Plan as of November 1, 2013 were automatically enrolled in the SaveSmart auto-escalation feature of the Plan on January 1, 2014.  Under the SaveSmart feature, each participant will have their contribution rate automatically increased by 1% each January until their contribution rate reaches 6%. Participant contributions during the year ended December 31, 2013 include $17,044,359 of rollover contributions.
Matching Employer Contributions-The Company contributes an amount equal to 50% of the first 6% of each participant’s salary deferral election to the Plan. Once a participant has contributed to the Plan for 60 months, the Company’s matching contribution increases to an amount equal to 70% of the first 6% of a participant’s salary deferral election. Participants must be actively employed on December 31 of a given year to receive the matching contribution for that year. Matching contributions are not made on the employee catch-up contributions.

Limitations-In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.
Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan gains or losses. Account balances are valued at fair market value, and are adjusted daily to reflect the net investment income of Plan investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments -Investments in the Plan consist of various investments which include the ADP Stock Fund, separately managed accounts, commingled trusts, mutual funds, and money market funds.
The Seix Intermediate Bond Fund, the Columbia Dividend Value Fund, the Montag & Caldwell Large Cap Growth Fund, the American Century Small Cap Value Fund, the BNY Mellon Small-Cap Equity Transition Fund, and the BNY Mellon International Equity Transition Fund are separately managed accounts with underlying investments that include investments in publicly traded common stock, government bonds, corporate bonds and various other bond issues. The Northern Trust S&P 500 Index Fund, the JPMorgan SmartRetirement Income Fund, the JPMorgan SmartRetirement 2010 Fund, the JPMorgan SmartRetirement 2015 Fund, the JPMorgan SmartRetirement 2020 Fund, the JPMorgan SmartRetirement 2030 Fund, the JPMorgan SmartRetirement 2040 Fund, the Pyramis Select International Plus Commingled Pool, and the ING Small-Cap Growth Fund are commingled trusts. The Goldman Sachs Financial Square Government Fund is a money market fund.
Participants direct the investment of their contributions and matching employer contributions into the 15 various investment options offered by the Plan. Matching contributions are deposited into participants’ accounts each pay period and are made pursuant to their individual investment election on file at that time.
Vesting-Participants are immediately vested in their contributions, including salary deferral and rollover contributions. Matching Company contributions are vested as follows:
Less than two years of service from date of hire            0%
Two but less than three years of service from date of hire        50%
Three or more years of service from date of hire            100%
Payment of Benefits-In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70. Effective January 1, 2014, participants who have not terminated employment and have attained age 59-1/2 may elect to begin taking in-service distributions.

Upon termination of service, a participant can receive a lump-sum amount equal to the value of the vested portion of his or her account. Alternatively, he or she can elect to defer payment if the total of the participant’s vested account balance is more than $1,000. The balance in the participant’s ADP Stock Fund account can be distributed as whole shares of Company common stock (“Company Stock”) or as cash equivalent to the fair market value of the Company Stock at the date of distribution. The Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Pursuant to this amendment, if the total of the participant’s vested account balance is more than $1,000 but less than or equal to $5,000 on termination of service, and the participant has not elected to receive a lump-sum amount, ADP will automatically roll over the vested account balance to an individual retirement account (“IRA”) established with The Bancorp Bank. Fees and expenses for the IRA will be charged against a participant’s account unless he or she contacts the IRA provider and requests to make payment of the fees out-of-pocket.

Forfeitures-Upon termination of a participant’s employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant’s account balance will be forfeited, and will be used to pay Plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document. The amount of unused forfeitures as of December 31, 2013 and 2012 amounted to $2,121,531 and $2,184,463, respectively. For the year ended December 31, 2013, amounts used to pay administrative expenses amounted to $1,221,772, and the amount used to reduce employer contributions was $3,409,351.
Notes Receivable from Participants-Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions. Outstanding loans are secured by the participant’s interest in the Plan and bear interest at rates ranging from 4.25% to 10.5%, which are commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator. Loans are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants’ loan repayments and any interest due are paid into the participants’ account.
Employee Stock Ownership Plan Component-The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan (“ESOP Component” or “ESOP”) which was designed to comply with IRC Section 4975 (e) (7) and the regulations thereunder, and Section 407(d) (6) of ERISA. The ESOP is defined as the portion of the Plan derived from (a) account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment. The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company. The following includes main highlights of the ESOP Component. Participants should refer to the Plan document for more information.
Investments in Company Stock - The ESOP Component will be invested primarily in Company Stock. Purchases of Company Stock may be made in the open market or, to the extent permitted by law, directly from the Company or shareholders of the Company. All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the Plan custodian at the time of purchase.

Dividends on Company Stock - Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants, or pursuant to the participant’s election, dividends can be reinvested in the ESOP Component. All cash dividends are paid out on a quarterly basis.  If an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Vesting - A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company Stock held in accounts.

Payment of Benefits - Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto regarding the payment of benefits from the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies followed by the Plan:
Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties-The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Income Recognition-Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
For the Columbia Dividend Value Fund, the Goldman Sachs Financial Square Government Fund, and the ING Small-Cap Growth Fund, management fees and operating expenses are reflected in the net asset value of the funds on a daily basis and are not reflected separately.  Management fees for the separately managed accounts and commingled trusts are accrued on a daily basis, reflected in the daily unitized price, and paid on a quarterly basis. Consequently, management fees are reflected as a reduction of investment return for such investments.
Fair Value of Investments-See Note 4 - “Fair Value Measurements.”
Fair Value of Other Financial Instruments-The carrying amount of receivables and liabilities approximates fair value.
Notes Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded at December 31, 2013 or 2012.
Payment of Benefits-Benefits payments to participants are recorded upon distribution. At December 31, 2013 and 2012, amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid totaled $1,097,354 and $39,088, respectively.
Reclassifications-Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

3.	INVESTMENTS

	The investments of the Plan as of December 31, 2013 and 2012 are summarized as follows:

	Investments, at fair value:	2013		2012

	ADP Stock Fund, 5,586,734 shares and 5,664,893 shares, respectively	$ 452,605,094	*	$ 325,019,168	*
	Northern Trust S&P 500 Index Fund	360,409,415	*	255,518,328	*
	Columbia Dividend Value Fund	332,660,982		253,895,871
	ING Small-Cap Growth Fund	291,853,208	*	205,038,733	*
	Pyramis Select International Plus Commingled Pool	264,516,633	*	216,154,505	*
	Seix Intermediate Bond Fund	258,134,964		292,052,385
	Montag & Caldwell Large Cap Growth Fund	240,945,166		183,208,407
	JPMorgan SmartRetirement 2030 Fund	235,134,753	*	170,528,811	*
	Goldman Sachs Financial Square Government Fund	228,449,792	*	225,978,241	*
	JPMorgan SmartRetirement 2020 Fund	219,712,168	*	174,672,892	*
	American Century Small Cap Value Fund	216,613,022		151,167,378
	JPMorgan SmartRetirement 2040 Fund	198,669,492	*	133,489,804
	JPMorgan SmartRetirement 2015 Fund	82,837,561		72,617,547
	JPMorgan SmartRetirement Income Fund	45,095,317		40,160,925
	JPMorgan SmartRetirement 2010 Fund	29,094,456		32,784,171
	BNY Mellon International Equity Transition Fund	—		61,298
	BNY Mellon Small-Cap Equity Transition Fund	—		57,689
	Total Investments	$ 3,456,732,023		$ 2,732,406,153

* Investments held that represent 5% or more of the Plan’s net assets available for benefits at the end of each of the respective years. For separately managed accounts (Seix Intermediate Bond Fund, Columbia Dividend Value Fund, Montag & Caldwell Large Cap Growth Fund, American Century Small Cap Value Fund, BNY Mellon Small-Cap Equity Transition Fund, and BNY Mellon International Equity Transition Fund), underlying investments are used to make such determination.

3. INVESTMENTS (continued)
During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investment Earnings	2013

ADP Stock Fund	$ 133,227,631
Northern Trust S&P 500 Index Fund	85,177,101
ING Small-Cap Growth Fund	80,819,875
Columbia Dividend Value Fund	66,305,620
American Century Small Cap Value Fund	52,926,639
Montag & Caldwell Large Cap Growth Fund	49,192,003
JPMorgan SmartRetirement 2030 Fund	39,732,631
Pyramis Select International Plus Commingled Pool	36,769,366
JPMorgan SmartRetirement 2040 Fund	36,591,529
JPMorgan SmartRetirement 2020 Fund	28,484,582
JPMorgan SmartRetirement 2015 Fund	8,954,936
JPMorgan SmartRetirement Income Fund	3,937,176
JPMorgan SmartRetirement 2010 Fund	2,976,389
Goldman Sachs Financial Square Government Fund	8,196
BNY Mellon International Equity Transition Fund	200
BNY Mellon Small-Cap Equity Transition Fund	(1,713)
Seix Intermediate Bond Fund	(8,111,592)
Net appreciation in fair value of investments	$ 616,990,569

4. FAIR VALUE MEASUREMENTS
The Plan applies the guidance in Accounting Standards Codification (“ASC”) 820.10 for assets recognized or disclosed at fair value on a recurring basis. The guidance in ASC 820.10 defines fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. ASC 820.10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820.10 establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.
The valuation techniques required by ASC 820.10 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest priority.

Level 1	Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.
Level 2
Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3	Fair value is determined based upon significant inputs to the valuation model that are unobservable.

4. FAIR VALUE MEASUREMENTS (continued)
Plan investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Plan investments included in Level 2 are valued based upon the closing price fair values of the publicly traded underlying investments.
There were no transfers in or out of Level 1 or Level 2 during the Plan years ended December 31, 2013 or 2012. The following tables present the investments of the Plan measured at fair value at December 31, 2013 and 2012. See Note 3 - “Investments” for additional disclosure related to investments.

	As of December 31, 2013
Asset Class	Level 1	Level 2	Total

Equity Securities:
ADP Common Stock	$ 454,922,643	—	$ 454,922,643
Consumer Goods	249,453,612	—	249,453,612
Manufacturing and Industrial	193,464,681	—	193,464,681
Financial Services	150,183,294	—	150,183,294
Telecommunications and Other Services	84,981,650	—	84,981,650
Energy	65,919,628	—	65,919,628
Other	4,871,090	—	4,871,090

Mutual Funds:
U.S. Equity Securities	8,001,326	—	8,001,326
			—
Commingled Trusts
Target Date Retirement Funds	—	810,543,747	810,543,747
S&P 500 Index Funds	—	360,409,415	360,409,415
Small-Cap Growth Equity Fund	—	291,853,208	291,853,208
International Equity Fund	—	264,516,633	264,516,633

Money Markets	—	265,208,647	265,208,647

Fixed Income Securities:
U.S. Government Securities	—	148,026,604	148,026,604
Municipal Government Securities	—	2,860,516	2,860,516
AAA Corporate Bonds	—	813,663	813,663
AA Corporate Bonds	—	14,888,179	14,888,179
A Corporate Bonds	—	23,418,508	23,418,508
Mortgage-Backed Securities	—	60,058,931	60,058,931
Asset Backed Securities	—	2,336,048	2,336,048

Total Investments	$ 1,211,797,924	$ 2,244,934,099	$ 3,456,732,023

4. FAIR VALUE MEASUREMENTS (continued)

	As of December 31, 2012
Asset Class	Level 1	Level 2	Total

Equity Securities:
ADP Common Stock	$ 325,284,123	—	$ 325,284,123
Consumer Goods	179,713,932	—	179,713,932
Manufacturing and Industrial	130,998,200	—	130,998,200
Financial Services	99,552,911	—	99,552,911
Telecommunications and Other Services	72,232,027	—	72,232,027
Energy	56,907,298	—	56,907,298
Other	10,977,070	—	10,977,070

Mutual Funds:
U.S. Equity Securities	5,646,871	—	5,646,871
			—
Commingled Trusts
Target Date Retirement Funds	—	624,254,149	624,254,149
S&P 500 Index Funds	—	255,518,328	255,518,328
Small-Cap Growth Equity Fund	—	205,038,733	205,038,733
International Equity Fund	—	216,154,505	216,154,505

Money Markets	—	272,824,577	272,824,577

Fixed Income Securities:
U.S. Government Securities	—	173,072,158	173,072,158
AA Corporate Bonds	—	14,868,569	14,868,569
A Corporate Bonds	—	25,081,613	25,081,613
Mortgage-Backed Securities	—	64,281,089	64,281,089

Total Investments	$ 881,312,432	$ 1,851,093,721	$ 2,732,406,153

4. FAIR VALUE MEASUREMENTS (continued)
The following table presents the investments of the Plan with a reported net asset value as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012	Redemption	Redemption
	Fair Value	Fair Value	Frequency	Notice Period

Northern Trust S&P 500 Index Fund (1)	$ 360,409,415	$ 255,518,328	Daily	Trade date + 1
Pyramis Select International Plus Commingled Pool (2)	264,516,633	216,154,505	Daily	Trade date + 1
ING Small-Cap Growth Fund (3)	291,853,208	205,038,733	Daily	Trade date + 1
JPMorgan SmartRetirement 2030 Fund (4)	235,134,753	170,528,811	Daily	Trade date + 1
JPMorgan SmartRetirement 2020 Fund (4)	219,712,168	174,672,892	Daily	Trade date + 1
JPMorgan SmartRetirement 2040 Fund (4)	198,669,492	133,489,804	Daily	Trade date + 1
JPMorgan SmartRetirement 2015 Fund (4)	82,837,561	72,617,547	Daily	Trade date + 1
JPMorgan SmartRetirement 2010 Fund (4)	29,094,456	32,784,171	Daily	Trade date + 1
JPMorgan SmartRetirement Income Fund (5)	45,095,317	40,160,925	Daily	Trade date + 1
Total	$ 1,727,323,003	$ 1,300,965,716

(1) The objective of this fund is to provide a rate of return consistent with the Standard & Poor's 500 Index.
(2) The objective of this fund is to provide a rate of return consistent with the MSCI ACWI ex US (Net) Index.
(3) The objective of this fund is to provide a rate of return consistent with the Russell 2000 Growth Index.
(4) The objective of these funds is to outperform custom benchmarks of domestic and international equities, fixed income and real estate investments that have risk and return characteristics designed for investors who are expecting to retire near the applicable fund's target retirement date.

(5) The objective of this fund is to outperform a custom benchmark of domestic and international equities, fixed income and real estate investments that have risk and return characteristics designed for investors who are retired or expecting to retire in the near term.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2013 and 2012, the Plan held 5,629,534 and 5,705,738 shares, respectively, of Company Stock with a cost basis of $238,198,224 and $228,942,752, respectively. For the year ended December 31, 2013, the Plan recorded dividend income in the amount of $10,055,032 from participants’ investments in the ADP Stock Fund.
Certain Plan investments are shares of mutual funds and money market funds managed by JPMorgan. JPMorgan is the custodian of the Plan.
Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.
These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

6.	NONEXEMPT TRANSACTIONS
As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Part IV, Line 4a), certain Plan contributions were not remitted to the trust within the timeframe specified by the Department of Labor's Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2013. Total late participant contributions amounted to $2,777.  The Plan Sponsor remitted the late participant contributions to the Plan pursuant to the Voluntary Fiduciary Correction Program.

7.	PLAN TERMINATION
Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant’s vested interest under the Plan at the effective date of such amendment.

8.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated November 27, 2012 that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, ADP and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and related Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Generally Accepted Accounting Principles (United States of America) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
Plan Number 002
Plan Sponsor EIN 22-1467904

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
(Schedule H, Part IV, Line 4a)
YEAR ENDED DECEMBER 31, 2013

Total That Constitute
Nonexempt Prohibited Transactions

Total Fully
	Check Here		Contributions		Corrected
Participant	if Late		Corrected	Contributions	Under VFCP
Contributions	Participant Loan	Contributions	Outside Voluntary	Pending	and Prohibited
Transferred	Repayments	Not	Fiduciary Correction	Correction	Transaction
Late to the Plan	are Included	Corrected	Program (“VFCP”)	in VFCP	Exemption 2002-51

$2,777					$2,777

See Report of Independent Registered Public Accounting Firm.

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

ADP STOCK FUND
Common Stock
*AUTOMATIC DATA PROCESSING, INC. COMMON STOCK	Common Stock	5,586,734	$451,463,974

Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	1,141,120	1,141,120

TOTAL ADP STOCK FUND			$452,605,094

AMERICAN CENTURY SMALL CAP VALUE FUND
Common Stock
AAR CORP	Common Stock	17,800	$498,578
AEGEAN MARINE PETROLEUM NETWORK INC	Common Stock	82,600	926,772
AEROPOSTALE INC	Common Stock	49,200	447,228
AEROVIRONMENT INC	Common Stock	14,600	425,298
AIR METHODS CORP	Common Stock	16,600	968,278
ALBANY INTERNATIONAL CORP	Common Stock	15,800	567,694
ALLEGHENY TECHNOLOGIES INC	Common Stock	28,600	1,019,018
ALTRA INDUSTRIAL INDUSTRIAL MOTION CORP	Common Stock	37,700	1,290,094
AMC ENTERTAINMENT HOLDINGS INC COMMON ST	Common Stock	10,638	218,611
AMERICAN EAGLE OUTFITTER	Common Stock	29,200	420,480
AMERICAN EQUITY INVT LIFE HLDG CO	Common Stock	19,300	509,134
AMERICAN NATIONAL BANKSHARES	Common Stock	27,300	716,625
AMERICAN SCIENCE & ENGINEERING INC	Common Stock	27,000	1,941,570
AMERICAN WOODMARK CORP	Common Stock	16,100	636,433
AMN HEALTHCARE SERVICES INC	Common Stock	45,000	661,500
APPLIED INDUSTRIAL TECHNOLOGIES INC	Common Stock	5,700	279,813
ARDMORE SHIPPING CORP	Common Stock	59,800	930,488
ARGO GROUP INTL HLDGS	Common Stock	18,300	850,767
ARMADA HOFFLER PPTYS INC	Common Stock	46,700	433,376
ARTESIAN RESOURCES CORP	Common Stock	22,200	509,490
ASBURY AUTOMOTIVE GROUP INC	Common Stock	12,100	650,254
ASPEN INSURANCE HLDGS	Common Stock	17,900	739,464
ASTORIA FINANCIAL CORP	Common Stock	38,800	536,604
AVG TECHNOLOGIES NV	Common Stock	27,100	466,391
AVISTA CORP	Common Stock	46,431	1,308,890
BALDWIN & LYONS INC CLASS 'B'	Common Stock	38,900	1,062,748
BALLY TECHNOLOGIES INC COM STK	Common Stock	8,200	643,290
BANK OF THE OZARKS	Common Stock	22,400	1,267,616
BANKUNITED INC	Common Stock	90,500	2,979,260
BARNES GROUP INC	Common Stock	14,000	536,340
BERRY PLASTICS GROUP INC	Common Stock	116,400	2,769,156
BOISE CASCADE CO	Common Stock	27,900	822,492

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
BOSTON PRIVATE FINANCIAL HLDGS INC	Common Stock	38,000	$479,560
BRIGGS & STRATTON CORP	Common Stock	55,800	1,214,208
BRISTOW GROUP INC	Common Stock	8,600	645,516
BROADSOFT INC	Common Stock	46,000	1,257,640
BRUNSWICK CORP	Common Stock	11,500	529,690
CAL DIVE INTL INC	Common Stock	114,892	230,933
CAPITOL FEDERAL FINANCIAL INC	Common Stock	0	0
CASTLE (A.M.) & CO	Common Stock	43,400	641,018
CATAHY GENERAL BANCORP COM STK	Common Stock	15,900	425,007
CAVCO INDUSTRIES INC	Common Stock	20,636	1,417,693
CDI CORP	Common Stock	61,401	1,137,760
CDW CORP	Common Stock	61,200	1,429,632
CEC ENTERTAINMENT INC COMMON STOCK	Common Stock	17,100	757,188
CELADON GROUP	Common Stock	50,800	989,584
CENTRAL GARDEN & PET CO	Common Stock	75,300	508,275
CENTURY ALUMINIUM	Common Stock	43,400	453,964
CHICOS FAS INC	Common Stock	39,100	736,644
CLEARWATER PAPER CORPORATION	Common Stock	17,200	903,000
CLUBCORP HOLDINGS INC COMMON STOCK	Common Stock	53,400	947,316
CNO FINANCIAL GROUP INC	Common Stock	63,000	1,114,470
COMMERCE BANCSHARES INC	Common Stock	18,270	820,506
COMMSCOPE HOLDINGS CO INC COMMON STOCK	Common Stock	50,200	949,784
COMPASS MINERALS INTERNATIONAL INC	Common Stock	15,497	1,240,535
COMPUWARE CORP	Common Stock	134,900	1,512,229
CONNS INC	Common Stock	16,200	1,276,398
COVISINT CORP COMMON STOCK	Common Stock	18,600	233,430
CSS INDUSTRIES INC	Common Stock	4,000	114,720
CULP INC	Common Stock	56,100	1,147,245
CUMULUS MEDIA INC	Common Stock	183,000	1,414,590
CVB FINANCIAL	Common Stock	39,195	669,059
CYPRESS SEMICONDUCTOR CORP	Common Stock	82,700	868,350
DANA HOLDING CORP	Common Stock	43,000	843,660
DEL FRISCO'S RESTAURANT GROUP INC COMMON	Common Stock	39,500	931,015
DELEK US HOLDINGS INC	Common Stock	22,100	760,461
DESTINATION MATERNITY CORP	Common Stock	23,900	714,132
DIME COMMUNITY BANCSHARES INC	Common Stock	39,100	661,572
DST SYSTEMS INC DELAWARE	Common Stock	1,500	136,110

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
DYNAMIC MATERIALS CORP	Common Stock	44,800	$973,952
EL PASO ELECTRIC CO	Common Stock	43,300	1,520,263
EMCOR GROUP	Common Stock	15,500	657,820
ENDURANCE SPECIALTY HLDGS LTD	Common Stock	18,000	1,056,060
ENERGY XXI (BERMUDA)	Common Stock	37,867	1,024,681
ENTERCOM COMMUNICATIONS	Common Stock	159,100	1,672,141
ENTRAVISION COMMUNICATIONS CORP	Common Stock	403,500	2,457,315
EVERCORE PARTNERS INC	Common Stock	6,000	358,680
EVERTEC INC	Common Stock	64,300	1,585,638
FARO TECHNOLOGIES INC	Common Stock	11,300	658,790
FIRST HORIZON NATIONAL CORP COM STK	Common Stock	97,800	1,139,370
FIRST INTERSTATE BANCSYSTEM INC	Common Stock	38,500	1,092,245
FIRST NBC BANK HLDGS CO	Common Stock	23,400	755,820
FIRST NIAGARA FINANCIAL GROUP INC COM	Common Stock	112,300	1,192,626
FIRSTMERIT CORP	Common Stock	44,600	991,458
FLIR SYSTEMS INC	Common Stock	43,095	1,297,159
FLUSHING FINANCIAL CORP	Common Stock	25,300	523,710
FNB CORP PA	Common Stock	35,300	445,486
FREIGHTCAR AMERICA INC	Common Stock	11,900	316,778
FULTON FINANCIAL CORP	Common Stock	56,200	735,096
GLOBAL BRASS & COPPER HLDGS INC	Common Stock	88,100	1,458,055
GRAFTECH INTL LTD COM	Common Stock	115,943	1,302,040
GRANITE CONSTRUCTION	Common Stock	32,000	1,119,360
GRAPHIC PACKAGING HLDG CO	Common Stock	183,000	1,756,800
GREAT LAKES DREDGE & DOCK CORP NEW	Common Stock	71,500	657,800
GREAT PLAINS ENERGY INC	Common Stock	21,500	521,160
GROUP 1 AUTOMOTIVE INC	Common Stock	7,700	546,854
GULFMARK OFFSHORE INC	Common Stock	18,900	890,757
HANOVER INSURANCE GROUP INC	Common Stock	11,300	674,723
HARDINGE INC	Common Stock	39,700	574,459
HAWKINS INC	Common Stock	17,500	650,825
HAYNES INTERNATIONAL INC COM STK	Common Stock	19,400	1,071,656
HCC INSURANCE HLDG	Common Stock	18,100	835,134
HEADWATERS INC	Common Stock	45,600	446,424
HEALTHSOUTH CORP	Common Stock	12,800	426,496
HEARTLAND EXPRESS INC	Common Stock	33,000	647,460
HELEN OF TROY	Common Stock	8,100	401,031
HERITAGE FINANCIAL CORP	Common Stock	34,900	597,139
HILL-ROM HOLDINGS INC COM STK	Common Stock	10,800	446,472

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
HORNBECK OFFSHORE SERVICES INC	Common Stock	13,200	$649,836
HORSEHEAD HOLDING CORPORATION	Common Stock	79,000	1,280,590
IDACORP INC	Common Stock	5,800	300,672
IMPAX LABORATORIES INC	Common Stock	9,100	228,774
INFINITY PROPERTY & CASUALTY CORP COM	Common Stock	10,700	767,725
INGRAM MICRO INC	Common Stock	42,400	994,704
INNOPHOS HOLDINGS INC COM	Common Stock	34,598	1,681,463
INTEGRA LIFESCIENCES HLDGS CORP	Common Stock	8,300	395,993
INTERSIL CORP	Common Stock	53,600	614,792
ITRON INC	Common Stock	16,500	683,595
J & J SNACK FOODS CORP	Common Stock	4,457	394,846
JETBLUE AIRWAYS CORP	Common Stock	57,300	489,915
JONES ENERGY INC	Common Stock	53,400	773,232
JOURNAL COMMUNICATIONS INC	Common Stock	86,000	800,660
KADANT INC	Common Stock	15,605	632,315
KAMAN CORP	Common Stock	18,800	746,924
KAPSTONE PAPER & PACKAGING CORP	Common Stock	7,500	418,950
KENNAMETAL INC CAP STK	Common Stock	20,900	1,088,263
KEYW HLDG CORP	Common Stock	71,700	963,648
KFORCE INC	Common Stock	65,600	1,342,176
KRATON PERFORMANCE POLYMERS INC	Common Stock	9,100	209,755
KRONOS WORLDWIDE INC COM STK	Common Stock	29,900	569,595
KULICKE & SOFFA INDUSTRIES INC COM	Common Stock	41,348	549,928
LACLEDE GROUP INC	Common Stock	6,400	291,456
LAKELAND FINANCIAL CORP	Common Stock	20,300	791,700
LIBBEY INC	Common Stock	35,400	743,400
LIN MEDIA LLC CL A COM	Common Stock	31,000	890,010
MANNING & NAPIER INC	Common Stock	38,125	672,906
MARINEMAX INC	Common Stock	59,400	955,152
MARTEN TRANSPORT	Common Stock	66,505	1,342,736
MB FINANCIAL INC	Common Stock	23,600	757,324
MCDERMOTT INTERNATIONAL INC	Common Stock	79,800	730,968
MDC HLDGS INC	Common Stock	20,800	670,592
MEDIA GENERAL INC COMMON STOCK	Common Stock	41,000	926,600
MENS WEARHOUSE INC	Common Stock	9,600	490,368
MENTOR GRAPHICS CORP	Common Stock	54,700	1,316,629
MGIC INVESTMENT CORP	Common Stock	53,100	448,164
MINERALS TECHNOLOGIES INC	Common Stock	7,900	474,553
MKS INSTRUMENTS INC	Common Stock	29,500	883,230

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
MONEYGRAM INTL INC COM NEW	Common Stock	47,300	$982,894
MOVADO GROUP INC	Common Stock	24,000	1,056,240
MUELLER WATER PRODUCTS INC	Common Stock	47,600	446,012
MULTI-COLOR CORP	Common Stock	68,100	2,570,094
NANOMETRICS	Common Stock	53,200	1,013,460
NATIONAL BANKSHARES INC	Common Stock	21,600	796,824
NATIONAL HEALTH CARE CORP	Common Stock	8,000	431,280
NETSCOUT SYSTEMS INC	Common Stock	33,700	997,183
NEW RESIDENTIAL INVT CORP	Common Stock	53,400	356,712
NORTHWEST PIPE CO	Common Stock	20,033	756,446
OFG BANCORP COMMON STOCK	Common Stock	75,100	1,302,234
ORBITZ WORLDWIDE INC	Common Stock	72,100	517,678
ORIENT EXPRESS HOTELS LTD	Common Stock	64,300	971,573
ORITANI FINANCIAL CORP	Common Stock	57,600	924,480
ORTHOFIX INTL NV	Common Stock	33,500	764,470
PACIFIC CONTINETAL CORP	Common Stock	36,700	584,998
PARK STERLING CORP	Common Stock	106,000	756,840
PBF ENERGY INC	Common Stock	14,400	453,024
PENNANTPARK INVESTMENT CORP	Common Stock	44,866	520,446
PENSKE AUTOMOTIVE GROUP INC	Common Stock	23,252	1,096,564
PHARMERICA CORPORATION	Common Stock	22,200	477,300
PHH CORP	Common Stock	36,800	896,080
PLATINUM UNDERWRITERS HLDGS LTD	Common Stock	7,800	477,984
PNM RESOURCES INC	Common Stock	12,900	311,148
POLYCOM INC	Common Stock	108,600	1,219,578
POPULAR INC	Common Stock	24,400	701,012
PORTLAND GENERAL ELECTRIC CO COM	Common Stock	21,603	652,411
PRIMERICA INC	Common Stock	7,700	330,407
PRIVATEBANCORP INC	Common Stock	46,600	1,348,138
PROSPERITY BANCSHARES INC	Common Stock	10,400	659,256
PROVIDENT FINANCIAL SERVICES INC	Common Stock	27,400	529,368
QUANEX BUILDING PRODUCTS CORP COM STK	Common Stock	6,251	124,520
RADIAN GROUP INC	Common Stock	21,500	303,580
RED ROBIN GOURMET BURGERS INC	Common Stock	2,000	147,080
REXNORD CORP	Common Stock	28,300	764,383
RITE AID CORP	Common Stock	229,100	1,159,246
RIVERBED TECHNOLOGY	Common Stock	83,600	1,511,488
SCIENTIFIC GAMES CLASS 'A' COM	Common Stock	65,700	1,112,301
SCORPIO TANKERS INC	Common Stock	85,000	1,002,150

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
SCRIPPS (EW) CO	Common Stock	14,800	$321,456
SENSIENT TECHNOLOGIES CORP	Common Stock	8,400	407,568
SHUTTERFLY INC COM STK	Common Stock	15,794	804,388
SIGNATURE BANK COMMON	Common Stock	9,000	966,780
SILICON GRAPHICS INTERNATIONAL CORP	Common Stock	59,800	801,918
SMITH (A.O.) CORP	Common Stock	8,100	436,914
SNYDER'S-LANCE INC COMMON STOCK	Common Stock	10,200	292,944
SOLAR CAPITAL LTD	Common Stock	30,800	694,540
SOTHEBYS INC LTD	Common Stock	14,200	755,440
SPANSION INC	Common Stock	82,500	1,145,925
SPECTRUM BRANDS HLDGS INC	Common Stock	13,600	959,480
SPIRIT AIRLINES INC	Common Stock	22,600	1,026,266
STAGE STORES INC	Common Stock	26,400	586,608
STEINER LEISURE	Common Stock	27,700	1,362,563
STIFEL FINANCIAL CORP	Common Stock	14,200	680,464
SUPERIOR INDUSTRIES INTERNATIONAL	Common Stock	34,000	701,420
SUSQUEHANNA BANCHARE	Common Stock	71,300	915,492
SYKES ENTERPRISES INC	Common Stock	39,800	868,038
SYMETRA FINANCIAL CORP	Common Stock	32,400	614,304
TCF FINANCIAL	Common Stock	33,200	539,500
TETRA TECHNOLOGIES	Common Stock	52,100	643,956
TEXAS CAPITAL BANCSHARES INC COMMON STOC	Common Stock	35,300	2,195,660
TOWER INTL INC	Common Stock	42,000	898,800
TOWN SPORTS INTL INC	Common Stock	44,085	650,695
TREEHOUSE FOODS INC COM STK	Common Stock	4,500	310,140
TRONOX LTD COM	Common Stock	91,700	2,115,519
TTM TECHNOLOGIES INC	Common Stock	101,100	867,438
UNITED FIRE GROUP INC	Common Stock	20,200	578,932
UNS ENERGY CORP	Common Stock	5,606	335,519
URS CORP	Common Stock	14,600	773,654
UTAH MEDICAL PRODUCTS	Common Stock	15,000	857,400
VAALCO ENERGY	Common Stock	68,200	469,898
VALIDUS HOLDINGS LTD	Common Stock	11,100	447,219
VALLEY NATIONAL BANCORP	Common Stock	83,500	845,020
VERA BRADLEY INC	Common Stock	38,900	935,156
VERIFONE SYSTEMS INC	Common Stock	51,200	1,373,184
VIEWPOINT FINL GP INC MD	Common Stock	54,000	1,482,300
VILLAGE SUPER MARKET INC	Common Stock	21,300	660,513
WALTER INVESTMENT MANAGEMENT CORP	Common Stock	12,600	445,536

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
WASHINGTON BANKING CO	Common Stock	33,300	$590,409
WAUSAU PAPER CORP	Common Stock	54,800	694,864
WEIS MARKETS INC	Common Stock	16,500	867,240
WELLCARE HEALTH PLANS INC	Common Stock	7,200	507,024
WESTERN REFINING INC	Common Stock	25,800	1,094,178
WGL HLDGS INC	Common Stock	8,600	344,516
WILEY (JOHN) & SONS INC CLASS 'A' COM STK	Common Stock	13,900	767,280
Total Common Stock			$190,251,458

Preferred Stock
BEAZER HOMES USA INC TANGIBLE EQUITY UNI	Preferred Stock	23,500	$879,605
UNIVERSAL CORP	Preferred Stock	384	478,007

Total Preferred Stock			$1,357,612

REIT
AMERICAN CAMPUS COMMUNITIES INC	REIT	24,100	$776,261
APOLLO COMMERCIAL REAL EST FIN	REIT	38,700	628,875
ASSOCIATED ESTATES REALTY CORP COM	REIT	46,300	743,115
CAMPUS CREST COMMUNITIES INC	REIT	119,800	1,127,318
CAPSTEAD MTGE. CORP	REIT	20,000	241,600
CBL & ASSOCIATES PROPERTIES INC	REIT	29,600	531,616
CHATHAM LODGING TRUST	REIT	41,400	846,630
CHIMERA INVESTMENT CORPORATION	REIT	76,600	237,460
DIAMONDROCK HOSPIT COM	REIT	112,600	1,300,530
EPR PROPERTIES SBI	REIT	8,500	417,860
EXCEL TRUST INC	REIT	44,299	504,566
HIGHWOODS PROPERTIES INC	REIT	8,400	303,828
LASALLE HOTEL PROPERTIES	REIT	36,400	1,123,304
MACK CALI REALTY CORP	REIT	28,500	612,180
MEDICAL PROPERTIES TRUST INC	REIT	32,400	395,928
MFA FINANCIAL INC COM STK	REIT	82,700	583,862
PENNSYLVANIA REAL ESTATE INV TRUST SHS B	REIT	20,700	392,886
PENNYMAC MORTGAGE INVESTMENT TRUST	REIT	17,500	401,800
RLJ LODGING TRUST	REIT	15,000	364,800
ROUSE PROPERTIES INC	REIT	34,900	774,431
SABRA HEALTH CARE REIT INC	REIT	0	8
SUMMIT HOTEL PROPERTIES INC	REIT	83,300	749,700
SUNSTONE HOTEL INVESTORS INC	REIT	79,700	1,067,980
URSTADT BIDDLE PROPERTIES CLASS'A' COM	REIT	45,800	845,010
WASHINGTON REAL ESTATE INVEST TRUST SHS	REIT	26,600	621,376

Total REIT			$15,592,924
			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)

Cash Equivalents
Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	5,556,956	$5,556,956
Total Cash Equivalents			$5,556,956

Investment Companies
Mutual Funds
ISHARES TRUST RUSSELL 2000 VALUE ETF ETP	Mutual Funds	19,400	$1,930,300
Total Investment Companies			$1,930,300

Royalty Trust
HUGOTON ROYALTY TRUST	Royalty Trust	44,600	$334,500
PACIFIC COAST OIL TRUST UNIT BEN INT	Royalty Trust	50,900	645,412
Total Royalty Trust			$979,912

Limited Partnership
ALLIANCE RESOURCE PARTNERS LP SHS OF BEN	Limited Partnership	4,100	$315,700
COMPASS DIVERSIFIED HLDGS SHS OF BENEFIC	Limited Partnership	32,000	628,160
Total Limited Partnership			$943,860

TOTAL AMERICAN CENTURY SMALL CAP VALUE FUND			$216,613,022

			(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND

Government Bonds
UNITED STATES OF AMERICA NOTES	2.75%	11/15/2023	$18,603,553	$18,199,940
UNITED STATES OF AMERICA US GOVERNMENT F	1.38%	7/31/2018	3,387,431	3,361,526
UNITED STATES TREAS NTS	0.38%	3/15/2015	30,631,312	30,667,350
UNITED STATES TREAS NTS	0.38%	11/15/2015	26,015,346	26,040,251
UNITED STATES TREAS NTS	0.50%	6/15/2016	23,717,897	23,769,825
UNITED STATES TREAS NTS	0.63%	8/31/2017	19,876,897	19,561,219
UNITED STATES TREAS NTS	0.75%	2/28/2018	19,696,683	19,347,837
UNITED STATES TREAS NTS	2.13%	8/15/2021	7,669,243	7,078,656
Total Government Bonds				$148,026,604

Mortgage-Backed Security Bonds
FEDERAL HOME LN MTG CORP PTN CTFS	5.50%	4/1/2038	$436,286	$446,552
FEDERAL HOME LN MTG CORP PTN CTFS	5.00%	7/1/2040	518,434	522,835
FEDERAL HOME LOAN BANKS	5.00%	2/1/2034	816,835	820,368
FEDERAL HOME LOAN MORTGAGE CORP	4.50%	6/1/2039	255,743	249,928
FEDERAL NATIONAL MORTGAGE ASSOC	6.00%	7/1/2037	860,154	869,287
FHLMC PC	5.00%	7/1/2033	388,719	394,457
FHLMCGLD MORTPASS	2.50%	8/1/2027	1,452,522	1,460,090
FHLMCGLD MORTPASS	2.50%	8/1/2027	1,564,618	1,556,852
FHLMCGLD MORTPASS	2.00%	2/1/2028	723,873	716,059
FHLMCGLD MORTPASS	3.50%	8/1/2035	420,756	417,354
FHLMCGLD MORTPASS	3.50%	12/1/2032	370,947	377,135
FHLMCGLD MORTPASS	3.50%	10/1/2031	694,374	673,203
FHLMCGLD MORTPASS	3.00%	2/1/2027	618,752	616,735
FHLMCGLD MORTPASS	4.50%	4/1/2035	1,149,534	1,156,966
FHLMCGLD MORTPASS	4.50%	8/1/2040	407,527	403,040
FHLMCGLD MORTPASS	4.50%	7/1/2039	2,049,738	2,036,388
FHLMCGLD MORTPASS	4.00%	9/1/2025	124,943	126,333
FHLMCGLD MORTPASS	5.50%	8/1/2040	451,935	454,653
FHLMCGLD MORTPASS	5.50%	7/1/2037	234,959	240,402
FHLMCGLD MORTPASS	5.00%	4/1/2041	193,271	193,742
FHLMCGLD MORTPASS	5.00%	8/1/2033	312,815	318,385
FHLMCGLD MORTPASS	5.00%	2/1/2038	639,034	641,140
FHLMCGLD MORTPASS	5.00%	1/1/2037	437,578	439,756
FHLMCGLD MORTPASS	5.00%	11/1/2025	137,434	139,271
FHLMCGLD MORTPASS	6.00%	7/1/2039	292,065	293,244
FHLMCGLD MORTPASS	6.00%	6/1/2038	464,057	470,218
FEDERAL NATIONAL MORTGAGE ASSOC	3.50%	2/1/2032	958,951	926,546
FEDERAL NATIONAL MORTGAGE ASSOC	3.50%	4/1/2032	545,428	548,363
FEDERAL NATIONAL MORTGAGE ASSOC	3.50%	5/1/2032	1,023,259	1,019,280
FEDERAL NATIONAL MORTGAGE ASSOC	4.00%	5/1/2030	225,659	224,474
FNMA MORTPASS ARM	2.25%	1/1/2028	1,751,669	1,653,237
FNMA MORTPASS	2.50%	12/1/2027	1,784,676	1,773,160
FNMA MORTPASS	2.50%	2/1/2028	884,713	889,888
FNMA MORTPASS	2.50%	7/1/2027	806,699	777,311
FNMA MORTPASS	2.50%	3/1/2027	973,507	931,816
FNMA MORTPASS	2.50%	3/1/2027	993,434	999,323
FNMA MORTPASS	2.54%	6/1/2023	696,967	703,925
				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)
Mortgage-Backed Security Bonds (Cont't)
FNMA MORTPASS	2.83%	8/1/2022	$1,211,009	$1,162,775
FNMA MORTPASS	2.76%	6/1/2023	1,945,597	1,944,895
FNMA MORTPASS	2.00%	8/1/2028	1,673,107	1,686,828
FNMA MORTPASS	2.00%	12/1/2027	30,464	30,448
FNMA MORTPASS	2.00%	2/1/2028	390,220	389,883
FNMA MORTPASS	2.00%	1/1/2028	92,670	92,619
FNMA MORTPASS	2.00%	10/1/2027	899,975	889,951
FNMA MORTPASS	3.02%	7/1/2023	68,792	70,699
FNMA MORTPASS	3.50%	12/1/2031	1,076,230	1,045,082
FNMA MORTPASS	3.50%	2/1/2033	811,101	790,788
FNMA MORTPASS	3.50%	1/1/2032	404,649	411,028
FNMA MORTPASS	3.50%	1/1/2033	128,342	130,375
FNMA MORTPASS	3.50%	7/1/2032	197,777	195,677
FNMA MORTPASS	3.50%	10/1/2032	253,439	257,452
FNMA MORTPASS	3.50%	10/1/2040	806,630	751,377
FNMA MORTPASS	3.50%	9/1/2032	200,037	203,205
FNMA MORTPASS	3.67%	8/1/2023	1,105,368	1,095,606
FNMA MORTPASS	3.71%	7/1/2023	206,540	208,248
FNMA MORTPASS	3.00%	8/1/2023	42,129	43,336
FNMA MORTPASS	4.50%	4/1/2041	368,424	365,383
FNMA MORTPASS	4.50%	8/1/2036	399,614	389,672
FNMA MORTPASS	4.50%	8/1/2040	433,487	424,818
FNMA MORTPASS	4.50%	2/1/2040	77,747	78,402
FNMA MORTPASS	4.50%	1/1/2041	209,067	205,531
FNMA MORTPASS	4.50%	7/1/2041	384,043	375,053
FNMA MORTPASS	4.50%	6/1/2039	785,287	772,787
FNMA MORTPASS	4.50%	9/1/2041	655,694	639,794
FNMA MORTPASS	4.50%	11/1/2030	957,046	967,124
FNMA MORTPASS	4.00%	12/1/2030	131,337	132,687
FNMA MORTPASS	4.00%	1/1/2040	1,382,098	1,369,616
FNMA MORTPASS	4.00%	7/1/2031	104,507	105,586
FNMA MORTPASS	4.00%	3/1/2031	571,376	573,994
FNMA MORTPASS	4.00%	3/1/2037	2,113,551	2,084,649
FNMA MORTPASS	4.00%	5/1/2030	867,529	866,185
FNMA MORTPASS	4.00%	11/1/2030	159,695	157,883
FNMA MORTPASS	5.50%	8/1/2037	117,921	119,511
FNMA MORTPASS	5.00%	8/1/2033	294,329	300,877
FNMA MORTPASS	6.00%	7/1/2039	499,427	507,622
Total Mortgage-Backed Security Bonds				$48,319,162

Municipal Bonds
UTILITY DEBT SECURITIZATION AUTHORITY	0.00%	6/15/2022	$2,893,856	$2,860,516
Total Municipal Bonds				$2,860,516

Corporate Bonds
HSBC BANK PLC	3.50%	6/28/2015	$380,907	$397,127
JAPAN TOBACCO INC	2.10%	7/23/2018	455,548	454,739
SCHLUMBERGER SA	3.30%	9/14/2021	533,341	530,902
TSMC GLOBAL LTD	1.63%	4/3/2018	416,762	399,334
VOLKSWAGEN INTERNATIONAL FINANCE NV	2.38%	3/22/2017	422,242	434,985
ANALOG DEVICES INC	3.00%	4/15/2016	136,019	140,722
ANHEUSER BUSCH INBEV WORLDWIDE INC	2.50%	7/15/2022	882,481	831,546
APPLE INC	2.40%	5/3/2023	496,375	455,900
ASTRAZENECA	1.95%	9/18/2019	2,655,949	2,629,198

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)
AT&T INC	2.38%	11/27/2018	$894,555	$894,767
BECTON DICKINSON & CO	3.25%	11/12/2020	2,089,449	2,057,707
BERKSHIRE HATHAWAY INC	3.20%	2/11/2015	894,565	916,291
BHP BILLITON FI US	1.13%	11/21/2014	380,602	383,743
BNP PARIBAS SA	2.40%	12/12/2018	804,742	806,513
BOEING CO	4.875%	2/15/2020	2,040,892	2,069,321
BP CAPITAL MARKETS	2.248%	11/1/2016	614,593	631,265
CISCO SYSTEMS INC	5.500%	2/22/2016	1,741,305	1,879,029
CME GROUP INC	5.750%	2/15/2014	578,275	581,388
EBAY INC SR NT	2.600%	7/15/2022	329,866	308,109
GEN ELEC CO	2.700%	10/9/2022	552,871	524,159
GENERAL ELECTRIC CO	5.250%	12/6/2017	722,076	817,262
HOWARD HUGHES MEDICAL INSTITUTE	3.500%	9/1/2023	444,696	438,579
INTEL CORP SR NT	1.950%	10/1/2016	378,216	386,527
INTEL CORP	2.700%	12/15/2022	1,324,352	1,246,283
INTERNATIONAL BUS MACH CORP	0.875%	10/31/2014	978,699	982,956
INTERNATIONAL BUS MACH CORP	1.250%	2/6/2017	1,758,978	1,773,372
JOHN DEERE CAPITAL CORP	1.250%	12/2/2014	366,855	370,242
*JPMORGAN CHASE & CO	1.625%	5/15/2018	1,129,088	1,124,122
KEY BANK NA	1.650%	2/1/2018	322,747	317,643
LLOYDS BANK PLC	2.300%	11/27/2018	219,654	219,429
MASSMUTUAL GLOBAL FUNDING II	2.000%	4/5/2017	444,671	445,304
NOVARTIS SECURITIES INVESTMENT LTD	5.125%	2/10/2019	522,474	570,714
ORACLE CORP	1.200%	10/15/2017	980,812	988,978
ORACLE CORP	2.375%	1/15/2019	1,228,506	1,243,029
PACCAR FINL CORP	1.550%	9/29/2014	574,841	579,826
PFIZER INC	3.000%	6/15/2023	2,636,372	2,577,243
PNC BANK NA PITTSBURGH PA	0.800%	1/28/2016	771,889	770,191
PRAXAIR INC	4.625%	3/30/2015	1,209,334	1,264,869
TOYOTA MOTOR CREDIT CORP	3.200%	6/17/2015	340,289	350,461
UNITED PARCEL SERVICE INC	3.125%	1/15/2021	269,747	271,325
WAL-MART STORES IN	1.125%	4/11/2018	1,265,462	1,233,506
WAL-MART STORES INC	1.950%	12/15/2018	2,688,116	2,681,291
WELLS FARGO & CO	1.250%	2/13/2015	807,722	813,663
3M CO	1.375%	9/29/2016	322,044	326,790
Total Corporate Bonds				$39,120,350

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Rate of	Maturity	Par	Current
Identity of Issuer, Borrower or Similar Party	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)

ASSET BACKED
CITIBANK CREDIT CARD ISSUANCE TRUST 2013	FLOATING	2/7/2018	$1,844,000	$1,844,509
AEP TEXAS CENTRAL TRANSITION FUNDING III	1.976%	6/1/2021	513,760	491,539
Total Asset Backed				$2,336,048

CMO/REMIC
FANNIE MAE	3.000%	3/25/2021	$996,476	$1,025,680
FANNIE MAE	3.500%	3/25/2027	2,207,124	2,017,929
FHLMC REMIC SERIES	3.500%	3/15/2026	604,366	592,772
FREDDIE MAC	3.500%	12/15/2025	145,324	137,060
FREDDIE MAC	4.000%	12/15/2025	1,894,371	1,979,754
FREDDIE MAC	3.500%	2/15/2026	223,361	211,090
FREDDIE MAC	3.500%	8/15/2026	430,742	395,188
GS MTG SECS CRP II	3.551%	4/10/2034	1,043,928	983,214
Total CMO/REMIC				$7,342,687

Commercial Mortgage-Backed Bonds
GS MORTGAGE SECURITIES TRUST	2.954%	11/5/2034	$1,017,659	$925,811
*JP MORGAN CHASE TR	4.069%	11/15/2043	1,054,512	1,045,105
LBS-UBS COMMERCIAL MORTGAGE TRUS VARIAB	FLOATING	11/15/2030	155,706	174,727
MERRILL LYNCH MORTGAGE TRUST	FLOATING	1/12/2044	1,617,446	1,600,761
OBP DEPOSITOR LLC TRUST	4.646%	7/15/2045	675,224	650,678
Total Commercial Mortgage-Backed Bonds				$4,397,082

Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Variable	12/31/2049	$5,732,515	$5,732,515
Total Short-Term Investment Fund				$5,732,515

TOTAL SEIX INTERMEDIATE BOND FUND				$258,134,964

				(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

MONTAG & CALDWELL LARGE CAP GROWTH FUND

Common Stock
ABBOT LABORATORIES NPV	Common Stock	208,800	$8,003,304
ACCENTURE PLC	Common Stock	24,100	1,981,502
ALLERGAN INC	Common Stock	75,100	8,342,108
AMERICAN EXPRESS CO COM	Common Stock	50,300	4,563,719
AMERISOURCEBERGAN CORP NPV	Common Stock	81,900	5,758,389
BED BATH AND BEYOND	Common Stock	50,895	4,086,868
BIOGEN IDEC INC	Common Stock	28,793	8,054,842
COCA-COLA CO	Common Stock	184,600	7,625,826
COLGATE-PALMOLIVE CO	Common Stock	108,800	7,094,848
COSTCO WHOLESALE CORP	Common Stock	29,100	3,463,191
EBAY INC	Common Stock	124,500	6,833,805
EMC CORP	Common Stock	64,000	1,609,600
ESTEE LAUDER COMPANIES INC	Common Stock	109,000	8,209,880
FRANKLIN RESOURCES INC	Common Stock	50,651	2,924,082
GENERAL ELECTRIC CO.	Common Stock	309,000	8,661,270
GILEAD SCIENCES INC	Common Stock	120,500	9,055,575
GOOGLE INC	Common Stock	11,121	12,463,416
JOHNSON CONTROLS INC	Common Stock	92,815	4,761,410
JUNIPER NETWORKS	Common Stock	209,900	4,737,443
MCKESSON CORP	Common Stock	25,164	4,061,470
MONDELEZ INTERNATIONAL INC COMMON STOCK	Common Stock	223,900	7,903,670
MONSANTO CO	Common Stock	67,300	7,843,815
NIKE INC NPV B	Common Stock	88,300	6,943,912
NORTEL NETWORKS CORP COM NPV	Common Stock	2	0
OCCIDENTAL PETROLEUM CORP COM	Common Stock	79,600	7,569,960
PEPSICO INC CAP STK	Common Stock	87,000	7,215,780
PHILIP MORRIS INTERNATIONAL INC NPV	Common Stock	49,800	4,339,074
PRICELINE.COM INC COM STK	Common Stock	3,943	4,583,343
PROCTOR & GAMBLE CO NPV	Common Stock	90,305	7,351,730
QUALCOMM INC	Common Stock	98,000	7,276,500
RALPH LAUREN CORP	Common Stock	29,803	5,262,316
STARBUCKS CORP NPV	Common Stock	70,800	5,550,012
STATE STREET CORP	Common Stock	89,892	6,597,174
STRYKER CORP	Common Stock	60,500	4,545,970
TJX COS INC/ THE COMMON STOCK	Common Stock	98,300	6,264,659
UNITED PARCEL SERVICE INC	Common Stock	65,100	6,840,708
VISA INC	Common Stock	27,566	6,138,397
WELLS FARGO & CO COM STK	Common Stock	157,300	7,141,420
Total Common Stock			$231,660,988

Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	9,284,178	$9,284,178
Total Short-Term Investment Fund			$9,284,178

TOTAL MONTAG & CALDWELL LARGE CAP GROWTH FUND			$240,945,166

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND

Common Stock
ABBOTT LABORATORIES NPV	Common Stock	91,000	$3,488,030
ABBVIE INC	Common Stock	127,000	6,706,870
ACCENTURE PLC CLS 'A'	Common Stock	62,425	5,132,584
ACE LTD COMMON STOCK	Common Stock	26,800	2,774,604
ALTRIA GROUP INC	Common Stock	92,000	3,531,880
AMERICAN ELECTRIC POWER CO INC	Common Stock	40,000	1,869,600
AMERICAN EXPRESS CO COM	Common Stock	49,760	4,514,725
AMGEN INC	Common Stock	54,000	6,164,640
AT&T INC	Common Stock	88,000	3,094,080
*AUTOMATIC DATA PROCESSING INC	Common Stock	42,800	3,458,668
BLACKROCK INC NPV A	Common Stock	15,400	4,873,638
BOEING CO	Common Stock	44,725	6,104,515
BRISTOL-MYERS SQUIBB CO	Common Stock	119,000	6,324,850
CHEVRON CORP	Common Stock	58,800	7,344,708
CHUBB CORP	Common Stock	24,700	2,386,761
CISCO SYSTEMS INC	Common Stock	188,000	4,220,600
CME GROUP INC	Common Stock	32,800	2,573,488
CMS ENERGY CORP	Common Stock	55,650	1,489,751
COCA-COLA CO	Common Stock	65,000	2,685,150
COMCAST CORP COMMON STOCK	Common Stock	44,200	2,296,853
CONOCOPHILLIPS	Common Stock	54,000	3,815,100
CVS CAREMARK CORP	Common Stock	26,200	1,875,134
DOMINION RESOURCES INC (VIRGINIA) NPV	Common Stock	24,600	1,591,374
DOVER CORP	Common Stock	38,800	3,745,752
DU PONT (E.I.)DE NEMOURS & CO	Common Stock	57,390	3,728,628
DUKE ENERGY CORP COMMON STOCK	Common Stock	20,075	1,385,376
EMC CORP	Common Stock	172,800	4,345,920
EMERSON ELECTRIC CO	Common Stock	29,250	2,052,765
ENSCO PLC SHS CLASS A	Common Stock	26,800	1,532,424
EXXON MOBIL CORP NPV	Common Stock	76,500	7,741,800
FIFTH THIRD BANCORP NPV	Common Stock	108,000	2,271,240
GENERAL MILLS INC	Common Stock	45,100	2,250,941
HOME DEPOT INC	Common Stock	80,000	6,587,200
HONEYWELL INTERNATIONAL INC	Common Stock	56,500	5,162,405

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND (Con't)
Common Stock (Con't)
ILLINOIS TOOL WORKS INC NPV	Common Stock	20,350	$1,711,028
INTEL CORP	Common Stock	196,000	5,088,160
INTERNATIONAL BUSINESS MACHINES CORP COM	Common Stock	25,500	4,783,035
JOHNSON & JOHNSON COMMON STOCK	Common Stock	89,445	8,192,268
*JPMORGAN CHASE & CO COMMON STOCK	Common Stock	120,000	7,017,600
KIMBERLY-CLARK CORP	Common Stock	33,885	3,539,627
KLA TENCOR CORP	Common Stock	50,000	3,223,000
LYONDELLBASELL INDUSTRIES NV COMMON STOC	Common Stock	26,000	2,087,280
MACY'S INC COM STK	Common Stock	62,000	3,310,800
MARSH & MCLELLAN COS INC COM	Common Stock	79,860	3,862,030
MATTEL INC	Common Stock	49,000	2,331,420
MCDONALD'S CORP	Common Stock	49,000	4,754,470
MERCK & CO INC (NEW) COM STK	Common Stock	147,600	7,387,380
METLIFE INC	Common Stock	35,250	1,900,680
MICROSOFT CORP COMMON STOCK	Common Stock	200,000	7,486,000
NEXTERA ENERGY INC	Common Stock	16,700	1,429,854
NORTHEAST UTILITIES	Common Stock	36,400	1,542,996
NORTHERN TRUST CORP	Common Stock	36,200	2,240,418
OCCIDENTAL PETROLEUM CORP COM	Common Stock	17,200	1,635,720
PARKER-HANNIFIN CORP	Common Stock	20,950	2,695,008
PEOPLE'S UTD FINL COM STK	Common Stock	100,000	1,512,000
PFIZER INC	Common Stock	290,000	8,882,700
PHILIP MORRIS INTERNATIONAL INC NPV	Common Stock	92,600	8,068,238
PHILLIPS 66	Common Stock	36,450	2,811,389
PNC FINANCIAL SERVICES GROUP	Common Stock	36,800	2,854,944
PRICE T ROWE GROUP INC	Common Stock	24,525	2,054,459
PROCTER & GAMBLE CO NPV	Common Stock	54,000	4,396,140
RAYTHEON CO	Common Stock	55,575	5,040,652
RPM INTERNATIONAL INC COM STK	Common Stock	42,800	1,776,628
SCHLUMBERGER	Common Stock	35,000	3,153,850
SEMPRA ENERGY CORP NPV	Common Stock	20,000	1,795,200
SHERWIN-WILLIAMS CO	Common Stock	24,000	4,404,000
SONOCO PRODUCTS CO NPV	Common Stock	39,535	1,649,400
TEXAS INSTRUMENTS INC	Common Stock	61,875	2,716,931
TIME WARNER INC	Common Stock	74,000	5,159,280
TJX COS INC/ THE COMMON STOCK	Common Stock	42,475	2,706,932
UNITED PARCEL SERVICE INC	Common Stock	34,575	3,633,141

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND (Con't)
Common Stock (Con't)
UNITED TECHNOLOGIES CORP	Common Stock	16,400	$1,866,320
UNUM GROUP COM	Common Stock	65,000	2,280,200
US BANCORP DELAWARE	Common Stock	112,000	4,524,800
VERIZON COMMUNICATIONS INC	Common Stock	168,600	8,285,004
VF CORP NPV	Common Stock	34,500	2,150,730
WAL-MART STORES INC	Common Stock	35,000	2,754,150
WASTE MANAGEMENT INC	Common Stock	47,325	2,123,473
WELLS FARGO & CO COM STK	Common Stock	149,700	6,796,380
WESTAR ENERGY INC COM	Common Stock	0	0
WISCONSIN ENERGY CORP	Common Stock	36,200	1,496,508
ROYAL DUTCH SHELL ADR EACH REPR 2 'A' SHS	Common Stock	44,800	3,192,896
VODAFONE GROUP SPON ADR REP 10 ORD SHS	Common Stock	85,650	3,366,901
AVALONBAY COMMUNITIES INC	Common Stock	11,150	1,318,264
PUBLIC STORAGE COM STK	Common Stock	12,500	1,881,500
SIMON PROPERTY GROUP INC	Common Stock	10,200	1,552,032

Total Common Stock			$311,545,870

Cash Equivalents
Short-Term Investment Fund
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	15,044,086	$15,044,086
Total Cash Equivalents			$15,044,086

Investment Companies
Mutual Funds
SPIDER S&P 500 ETF TRUST	Mutual Funds	32,875	$6,071,026
Total Investment Companies			$6,071,026

TOTAL COLUMBIA DIVIDEND VALUE FUND			$332,660,982

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	Description	Number	Current
Identity of Issuer, Borrower or Similar Party	of Investment	of Shares	Value

Retirement Income
*JPMORGAN SMARTRETIREMENT INCOME FUND	Commingled Trust	2,771,685	$45,095,317

Retirement 2010
*JPMORGAN SMARTRETIREMENT 2010 FUND	Commingled Trust	1,733,877	$29,094,456

Retirement 2015
*JPMORGAN SMARTRETIREMENT 2015 FUND	Commingled Trust	4,736,281	$82,837,561

Retirement 2020
*JPMORGAN SMARTRETIREMENT 2020 FUND	Commingled Trust	11,927,914	$219,712,168

Retirement 2030
*JPMORGAN SMARTRETIREMENT 2030 FUND	Commingled Trust	12,454,171	$235,134,753

Retirement 2040
*JPMORGAN SMARTRETIREMENT 2040 FUND	Commingled Trust	10,315,135	$198,669,492

S&P 500 Index Fund
NORTHERN TRUST S&P 500 INDEX FUND	Commingled Trust	2,388,557	$360,409,415

Money Market Fund
GOLDMAN SACHS FINANCIAL SQUARE GOVERNMENT FUND	Money Market	228,449,792	$228,449,792

Pyramis Select International Plus Commingled Pool
PYRAMIS SELECT INTERNATIONAL PLUS COMMINGLED POOL	Commingled Trust	19,769,554	$264,516,633

ING Small-Cap Growth Fund
ING SMALL-CAP GROWTH FUND	Commingled Trust	19,319,133	$291,853,208

Total Investment Funds			$3,456,732,023

*Participant loans - original loan amounts
ranging from $1,000 to $50,000 with interest rates
ranging from 4.25% to 10.5% collateralized by
the participant's vested interest in the account balance.
The loan maturity dates range from 2014 to 2019			$86,740,438

TOTAL INVESTMENTS			$3,543,472,461

			(Concluded)
*Permitted party-in-interest
Cost information is not required for participant directed investments and is therefore not included.
See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Name of Plan)

Date: June 23, 2014	/s/ Michael A. Bonarti
Michael A. Bonarti
Trustee of the Plan
Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.